20 Camden St.

Toronto, Ontario

M5V 1V1

May 11, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	RYSE Inc. (the “Company”)
Amendment Withdrawal (1-A-W)
Post-Qualification Amendment to Offering Statement on Form 1-A (the “Post-Qualification Amendment”) filed December 29, 2020
File No. 024-11397

Ladiees and Gentlemen:

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, the Company hereby requests that the Post Qualification Amendment initially filed with the Securities and Exchange Commission on May 11, 2022 and all exhibits thereto be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Post-Qualification Amendment because it was filed in error. None of the securities that are the subject of the Post-Qualification Amendment have been sold other than those securities that were previously qualified under Regulation A.

Should you have any questions regarding these matters, please contact our counsel Jeanne Campanelli of CrowdCheck Law LLP at (646) 703-3723.

Yours truly

/s/ Trung Pham

Trung Pham

CEO